Exhibit 99.2

 Ioneer 2024  Sustainability Report

 Contents  About this report Ioneer at a glance Year in review  Message from the leadership team Approach to sustainability  Strong governance Our people  Environmental stewardship Partnering with communities GRI content index  Corporate directory  1  2  4  6  8  16  22  26  29  31  37  ioneer  Ioneer Ltd ACN 098 564 606

 About this  report  The report has been prepared with reference to the Global Reporting Initiatives (GRI) Standards 2021. Additionally, we also use the Sustainability Accounting Standards Board (SASB) for Metals and Mining industry standard, version 2023-12 and the International Financial Reporting Standards Foundation’s (IFRS) General Requirements for Disclosure of Sustainability-related (S1) and Climate-related (S2) Financial Information to guide the disclosure of our data. We also  highlighted our contributions to the Sustainable Development Goals (SDGs), adopted by the UN to end poverty, protect  the planet, and ensure prosperity for all. The Content Index, provided at the end of the report, compiles disclosure information, and explains any omissions to the reported data.  The report has undergone an internal review process, including reviews by subject maer experts and the Executive leadership team. It has not been externally assured.  Learn more  An archive of our Sustainability Report’s and companion documents can be found on the Environmental, Health, Safety and Sustainability (EHSS) segment of our corporate website at www.ioneer.com.  We are pleased to present Ioneer’s 2024 Sustainability Report, our third annual report on our advancing sustainability strategy, initiatives, and performance, covering the financial year from July 1, 2023, to June 30, 2024.  This report provides an overview of our approach to sustainability. It addresses material topics relevant to our organisation, highlights our robust governance  in support of our strategy, and oers an operational overview of Rhyolite Ridge, our world-class lithium- boron project in Esmeralda County, Nevada, USA.  For more information on the material topics and the process we used to identify them, please refer to the  “Approach to Sustainability” section.  1  Sustainability Report 2024

 Ioneer Ltd (“Ioneer”) is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, U.S.A. Founded  in 2001 and headquartered in Sydney, New South Wales, Australia, ioneer Ltd is a wholly owned subsidiary of Rhyolite Ridge Holdings LLC (Rhyolite Ridge), a joint venture between Ioneer USA Corporation and Sibanye-Stillwater. In 2007,  the company began trading on the Australian Securities  Exchange (ASX) as ioneer Limited (“INR”), previously  Global Geoscience Limited, and listed on Nasdaq as IONR on 30 June 2022.  With a core mission to develop a U.S. based source of lithium and boron to be extracted in a responsible manner, this globally significant project provides a long-life source of critical minerals vital for the future of sustainable mobility and decarbonisation globally. Both lithium and boron are used in emerging clean technologies such as electric vehicles, baery storage for renewable energy, as well as a diverse range of everyday items and innovative technologies that are essential to modern life.  Purpose  We exist to enable a sustainable world for all.  Mission  We responsibly and proitably provide the materials necessary for realising a sustainable planet.  Vision  We see a world in which our global population, our environment and all future generations are thriving.  Values  We embrace one another. We listen to unlock.  We do what's right. We deliver excellence.  We move forward together. We act as pioneers.  Ioneer at a  glance  2  ioneer

 The Rhyolite Ridge Project located in Nevada, USA.  We embrace one another  We care deeply  for all our colleagues.  We invest in diversity and use it as a strategic advantage.  We treat everyone in our global community with respect and dignity.  We create an environment where everyone can thrive.  We act  as pioneers  We gladly travel through uncharted territory.  We take charge: setting a new course within an energy revolution.  We push against the impossible with our commitment to innovation.  We are the new standard of mining.  We listen to unlock  We seek to understand one another.  We possess the  freedom to constructively disagree and push against ideas.  We build belonging by making people feel heard.  We keep an open mind, even when it’s hard.  We deliver excellence  We don't quit, we do it.  We think strategically, thoroughly, and brilliantly.  We honor our commitments.  We are disciplined, we hold each other accountable.  We do what's right  We protect and cherish our planet. We are unwavering with our safety.  We stop the job, we help, and we act with integrity, even when no one is looking.  We let our courage shine through.  We move forward together  We connect and celebrate with one another.  We are supportive and inclusive to all ioneer collaborators.  We leverage the skills of each team member.  We create alignment and move in the same direction.  Sustainability Report 2024  3

 Year in review  Safety  We prioritise the health and safety of our employees, contractors, and surrounding communities. We are proud to report zero injuries or lost time over the 57,642 hours  worked by our full-time employees during the reporting year. To further enhance safety, we initiated the development of our Safety Management System, which will centralise our health and safety protocols, processes, and governance.  This system will help ensure that emergency response programs are in place once the project becomes operational. Additionally, we have supported workforce upskilling through safety-related training sessions, aimed at minimising incidents, and eliminating serious injuries.  Environmental stewardship  Environmental stewardship is a fundamental pillar of Ioneer’s sustainability strategy as we continue preparing for the future operational phase of the Rhyolite Ridge Project. Over the past year, we have achieved significant milestones in environmental management, demonstrating our commitment to sustainable mining practices, and the protection of local ecosystems.  4  ioneer

 Key achievements:  Biodiversity Conservation Efforts: We have made substantial progress in our efforts to conserve local biodiversity, particularly with the endangered Tiehm’s Buckwheat. At our Conservation Center, we collected 3,600 seeds and implemented successful propagation techniques, achieving a 20% germination rate. Additionally, we collected 8,000 seeds directly from the Rhyolite Ridge site, further supporting the preservation of this critical species. These seeds are stored at the Rae Selling Berry Seed Bank at Portland State University in Portland Oregon. These efforts underscore our dedication to safeguarding unique flora and enhancing biodiversity in the region.  Tiehm’s Buckwheat Protection Plan: We continued to implement our comprehensive Tiehm’s Buckwheat Protection Plan, which includes specific measures to protect and enhance the habitat of the endangered Tiehm’s Buckwheat. This plan outlines ongoing efforts to monitor plant health, prevent habitat disturbance, and promote species recovery through strategic conservation initiatives.  Golden Eagle Protection: During a spring survey, we identified an occupied Golden Eagle nest within two miles of the project site. In response, we established a protective one-mile buffer zone around the nest to  prevent disturbances and control noise, demonstrating our commitment to wildlife protection and responsible project planning.  Advancements in Permitting and Regulatory Compliance: We advanced the Rhyolite Ridge project through key stages of the National Environmental Policy Act (NEPA) permitting process, including the completion of the public comment period for the Draft Environmental Impact Statement (DEIS) and moving closer to the Final Environmental Impact Statement (FEIS) and Record of Decision (ROD).  Maintaining Environmental Compliance: We continued to meet all regulatory requirements for our environmental permits, including the Water Pollution Control Permit  and Class II Air Quality Operating Permit. All necessary reports were submitted on time, illustrating our proactive approach to environmental management and compliance.  ISO 14001 Environmental Management System:  We maintained our Environmental Management System  (EMS) in accordance with ISO 14001:2015 standards, completing a comprehensive Environmental Aspects and Impacts assessment for the entire facility.  This assessment is vital for identifying potential environmental risks and opportunities, reinforcing our commitment to ongoing improvement and sustainable operational readiness.  As we move closer to the operational phase, Ioneer remains focused on strengthening our environmental management practices and fostering sustainable development.  By prioritising conservation, regulatory compliance, and effective resource management, we are dedicated to minimising our environmental footprint and contributing to a sustainable future.  Stakeholder and community engagement  We are dedicated to maintaining responsible operating practices and value transparency with our stakeholders and communities throughout our planning and operations. In 2024, we provided comprehensive details about the project, including its potential environmental and social impacts, through the publication of the Bureau of Land Management (BLM) Draft Environmental Impact Statement (DEIS). Following this, a 45 day public comment period was initiated, allowing both the BLM and Ioneer to evaluate and address feedback from the communities where we operate. To facilitate effective communication and engagement, we developed a Stakeholder Engagement Plan to guide our interactions with rights holders, communities, and other stakeholders. Additionally, in 2024, we launched Syntrio, a 24/7 confidential grievance submission platform, to ensure that concerns are promptly addressed and responded to by our team.  Workforce  At Ioneer, our employees, contractors, and community stakeholders are central to realising our mission and vision. In response to feedback from our workforce, gathered through employee engagement surveys, we developed our People Pledge in 2023. This pledge focuses on supporting our employees to excel, uphold integrity, embrace one another, and feel heard. To retain top talent and expand our talent pool, we have dedicated significant effort to developing our Talent Acquisition policy,  We are proud to cultivate a workplace where everyone feels welcome, supported, and celebrated. For the third consecutive year, we have exceeded our 30% gender diversity target for our total work force. In 2024, 45% of our  workforce identified as female, while 55% identified as male. We remain committed to achieving a diverse workforce and implementing measures for equal opportunities regardless of gender, race, or background across our organisation.  Sustainability Report 2024  5

 We are excited to present our sustainability report for fiscal year 2024. This report outlines Ioneer’s commitment to responsible development as we progress through the permitting phase of the Rhyolite Ridge Lithium-Boron Project. This report highlights our efforts to prepare for sustainable operations and our alignment with global sustainability frameworks.  Our commitment to sustainability  At Ioneer, sustainability is central to our mission. As we progress through the permitting process, we are dedicated to building a solid foundation for future operations. We have adopted the Toward Sustainable Mining (TSM) framework and are a proud signatory of the UN Global Compact (UNGC), aligning our actions with internationally recognised sustainability standards.  At Ioneer, we are committed to leading the way towards a sustainable future that is built on responsible business practices and that upholds our core values.  Message from the leadership team  ioneer  6

 Current focus:  Permitting and preparation  While we are not yet operational, we are actively preparing for the future. This year, we advanced through key stages of the NEPA process, engaged with stakeholders on the Draft Environmental Impact Statement, and strengthened our internal Environmental Management System in line with ISO 14001 standards.  Looking ahead:  Building a sustainable future  Our three-year Sustainability Strategic Plan outlines our plan to enhance environmental, safety, and social  performance as we prepare for future operations. We are focused on key areas such as biodiversity conservation, greenhouse gas (GHG) emissions reduction, and water stewardship. These eorts, including the development of advanced water management strategies and identification of decarbonisation initiatives, are foundational to our  goal of achieving sustainable growth while minimising our environmental footprint.  Engaging with our stakeholders  We recognise the importance of transparent and ongoing dialogue with our stakeholders. In 2024, we expanded our stakeholder engagement efforts, including launching a new 24/7 grievance platform to ensure all concerns are addressed promptly and effectively.  At Ioneer, we are committed to leading the way towards  a sustainable future that is built on responsible business practices and that upholds our core values. We are proud of our sustainability achievements and progress this past year and are looking forward to raising the bar in the next  reporting period without losing our momentum. Thank you to our employees, investors, and community partners for their ongoing support.  Bernard Rowe  CEO & Managing Director  Rose McKinney-James  EHSS Committee Chair  Sustainability Report 2024  7

 Approach to sustainability  Sustainability is more than just a cornerstone of our corporate strategy – it is woven into  the very fabric of our organisation. It defines our purpose and drives us to help create  a sustainable world where the environment and future generations can thrive. Our dedication to sustainability inspires us to be innovative, compassionate, committed, and responsible in every aspect of our mining practices.  Enabling the decarbonisation of the transportation industry  At Ioneer, we contribute to the decarbonisation of the transportation industry by supplying critical minerals. The transportation sector is a major contributor to global  GHG emissions, accounting for nearly a quarter of the world’s total emissions. In the U.S., the transportation sector alone is responsible for 28 percent of domestic GHG emissions.  Decarbonising this sector is essential to tackling the climate crisis and achieving the Paris Agreement’s goal of limiting global temperature rise to 1.5°C. Transitioning to electric vehicles (EVs) provides a key opportunity to reduce emissions from transportation and promote a cleaner, more sustainable future. This shift will significantly increase the demand for critical minerals, particularly lithium and boron.  Ioneer is positioned to play a vital role in supporting the decarbonisation efforts of the transportation sector by supplying these essential materials. To achieve this, the Rhyolite Ridge Project will bolster American-led transition  technology and responsibly produce the critical materials needed to reduce fossil fuel reliance. This Project is set to quadruple the nation’s current lithium supply, reduce the need for imports, and support economic development.  The Rhyolite Ridge Project also stands out due to its world- class operational process, designed with sustainability at its core. The Project requires minimal water usage, recycling  contact water to the maximum extent possible. It will operate  on a zero-carbon dioxide (CO2) emission power system through a closed-loop steam process for onsite green power generation. The project will not rely on external power from local grids and has no operating evaporation ponds or tailings ponds ensuring efficient use of water. Rhyolite Ridge is a multi-generational project, supporting the global energy transition and future generations.  Achieving our sustainability goals at Rhyolite Ridge would not be possible without partnerships with various stakeholders and industry leaders who share our vision and are committed to advancing electrification efforts.  ioneer  8

 Stakeholder engagement  At Ioneer, we prioritise building trust with our stakeholders. We have a responsibility to keep our stakeholders abreast of our plans, understand their questions and concerns, and collaborate with them in a timely and thoughtful manner.  Through collaboration, the diverse and unique perspectives of our stakeholders play a crucial role in shaping our sustainability practices, policies, and priorities.  To guide our interactions with rights holders, communities, and stakeholders for the Rhyolite Ridge Project, we developed our Stakeholder Engagement Plan (SEP). This plan includes a comprehensive list of stakeholders who are essential to the development, operations, and ongoing engagement of the Project.  Government and Regulatory Bodies  How we engage  Meetings  Formal Project Updates  Q&A Sessions  Workshops  Weekly Meetings with County Liaison  Key topics of engagement  Economic development and job creation  Taxation and investment incentivisation  Biodiversity and land use  Formal project updates  Community  How we engage  Community Meetings  Listening Sessions  Newsleers / Email Announcements  Local Publications  Workshops  Community Events  Key topics of engagement  Economic development and job creation  Local employment  Community investment and support  Water stewardship  Transportation and mobility  Housing and community development initiatives  Formal project updates  Indigenous Groups  How we engage  Direct Consultations  Indirect Consultations facilitated between the BLM and tribal governments (as part of the NEPA review)  On-site Cultural Monitoring  Key topics of engagement  Social and economic inclusion  Indigenous employment  Community investment and partnerships  Potential impacts to Aboriginal and Treaty Rights  Institutions and Associations  How we engage  Meetings  Conferences / Symposiums  Workshops  Key topics of engagement  Biodiversity and land use  Environment and emissions reduction  Process technology  Housing and community development initiatives  Workforce development  Sustainability Report 2024  9

 Investors  How we engage  Annual Meeting of Shareholders  Quarterly Analyst Calls  SEC Filings  Annual Sustainability Report  Investor Presentations and Investor Days  Regular Investor Outreach and Engagement  Materiality Assessment Exercise  Key topics of engagement  Biodiversity and land use  Emissions reductions  Energy transition  Water stewardship  Governance and executive compensation  Economic development  Emerging regulations  Financial discipline and capital allocation  Transparency/ external reporting  Safety and operational performance  Commitment to local communities  Health, safety, and well being  Talent attraction  Customers and Supply Chain  How we engage  Contract Negotiations  Supplier Enrollment Process  Supplier Meetings  Key topics of engagement  Performance expectations  Cost efficiencies  Alignment with climate, safety and diversity expectations  Employees  How we engage  Organisational Health Surveys  Performance Management  Career Development  Health and Safety Training  Policy Training  Town Halls  Integrity Helpline  Employee Wellness Programs  Key topics of engagement  Inclusion and diversity  Health, safety and the environment  Career development and enhancement  Ethics and compliance  Benefits  ioneer  10

 Our SEP allows us to:  1. Identify issues  2. Reduce conflicts  3. Gain broad community support  4. Demonstrate commitment  The success of our SEP and its implementation, along with the ongoing monitoring of any grievances that arise, is managed by  our Engagement Taskforce. This team includes the following members and their associated responsibilities:  Title  Responsibility  Vice President of External Relations and Corporate Development  Direct oversight of project-related stakeholder engagement.  Government and Public Affairs Manager  Responsible for the implementation of the SEP.  Manages day-to-day stakeholder engagement activities, main point of contact for concerns, and responsible for coordinating resolutions.  Tribal Liaison  Main point of contact with Indigenous communities, organisations, and enterprises, in  addition to environmental permitting, protection and economic development efforts.  We manage our engagements with all rights holders and stakeholders using StakeTracker, our stakeholder tracking tool, which documents and stores data on past interactions and tracks future engagements. Additionally, Ioneer has integrated Syntrio into our SEP as our confidential grievance and reporting platform. This system allows stakeholders and community members to report grievances through a 24/7 hotline service, ensuring that our Task force can respond promptly and effectively through our response management system.  Sustainability Report 2024  11

 Our material topics  In June 2024, we engaged an independent consultant to identify material sustainability topics that inform this report and our overarching sustainability strategy. We use the Global Reporting Initiative (GRI) definition of materiality, which states that a material topic reflects a reporting organisation’s significant economic, environmental, and social impacts, or substantively influences the assessments and decisions of stakeholders. Once identified, these topics were prioritised in terms of importance to our business and stakeholders. The complete assessment process is explained below:  Current State Assessment  Stakeholder Engagement  Synthesis and Validation  Conducted a thorough review of business drivers and emerging trends  Performed benchmarking against:  − Peers  − Reporting frameworks and standards  − Raters and rankers  Identified a list of seventeen (17)  potential material topics  Engaged with Ioneer’s internal  stakeholders to refine the list of topics  Gathered insights and evidence on how these topics impact both internal operations and external stakeholders through interview  Assigned each topic with a value based on importance to Ioneer’s business and stakeholders to identify material sustainability topics  Results revealed five priority material  topics  Validated the results with the  Executive leadership team  Of the 17 topics assessed, the outcomes of our exercise identified our five priority material topics, disclosed within this report.  Biodiversity and land use  Climate change and greenhouse gas emissions  Local communities and Indigenous Peoples  Talent attraction, development, and retention  Water and  effluents  ioneer  12

 Environmental  Social  Governance  Cross-cutting  Stakeholder Interest  Business Impact  Given the constantly evolving business landscape, we recognise that material topics may shift over time. At Ioneer, our team is committed to regularly reviewing external factors, understanding their implications for our business, and maintaining our competitive edge. We plan to conduct a materiality assessment every two to three years to ensure our strategy reflects the changing environment.  Contribution to UN SDGS  The United Nations Sustainable Development Goals (UN SDGs) provide a blueprint for peace and prosperity for people and the planet. Global challenges — ranging from climate, ecosystem degradation, water, and food crises to poverty and inequality— need targeted solutions. By aligning their strategies, operations, and goals with the SDGs, businesses can contribute significantly to achieving these global objectives.  As a signatory to the UNGC, Ioneer is dedicated to advancing the SDGs. Our sustainability efforts concentrate on five of the  17 SDGs, which we selected based on an assessment of how our key material topics align with these goals and targets.  Manage  Manage  Track  Priority  Transparency and advocacy  Economic  impact  Water and effluents  Climate change and GHG  emissions  Local communities and Indigenous Peoples  Biodiversity and land use  Talent attraction, development and retention  Health, safety and well-being  Mine closure and rehabilitation  Security  Innovation  Human rights  Air emissions  Waste and circular economy  Cybersecurity  Ethics and integrity  Diversity, equity and inclusion  Sustainability Report 2024  13

 Reporting framework  TSM  In 2022, we adopted the TSM accountability framework to guide our sustainability strategy, at our Rhyolite Ridge Project as it transitions into the construction phase.  Our goal is to achieve a “Level A” rating under this framework by executing transparent, accountable, credible, and measurable actions across eight protocols and 30 indicators.  Our sustainability strategy and reporting framework are shaped by these protocols and organised under four main pillars.  Strong Governance  Our People  Partnering with Communities  Environmental Stewardship  This structure enables us to integrate responsible policies, procedures, and actions into the core of our organisation. It lays a strong foundation for ongoing sustainable growth, long-term value creation, and creating a positive impact on both our business and the world.  IFRS  During the reporting period, we assessed the alignment of our reporting strategy and disclosures with the IFRS Sustainability Disclosure Standards. Aligning with IFRS standards will enhance the transparency and consistency  of our sustainability-related financial information, ensuring credibility with investors and stakeholders. In the coming years, we will align our disclosures with IFRS S1: General Requirements for Disclosure of Sustainability-related Financial Information as well as IFRS S2: Climate-related Disclosures.  3-year sustainability strategic plan  In 2023, Ioneer developed a Sustainability Strategic Plan to  align our focus and efforts on the mission, vision, and three  (3) year plan towards sustainability. This plan is based on the four main pillars of our sustainability strategy and reporting framework, as outlined in previous sections.  3-year sustainability strategic plan:  Assess Current State  Define Sustainability Goal  Develop Timeline, Budget & Initiatives  Identify Key Stakeholders  Implement and Monitor Programs  We identified a total of 41 initiatives across the four pillars. A high-level overview of progress in each category is provided below.  ioneer  14

Sustainability Report 2024

Sustainability strategic plan achievements


Actions per Category
Environmental
11
Social - Internal
10
Social - External
10
Governance
10
Social - Internal
80%
20%
Environmental
9%
55%
36%
Status Total
7%
78%
15%
Social - External
10%
90%
Governance
10%
90%
Total in progress
Total not started
Total postponed
Total completed
In progress
Not started
Postponed
Completed

In 2024, we made significant progress on our 3-Year Sustainability Strategic Plan, successfully completing a range of initiatives across social, environmental, and governance categories. These efforts demonstrate our commitment to responsible mining practices, stakeholder engagement, and sustainable development.

Social initiatives:

- **External engagement:** We developed a document register for the TSM Community, Indigenous, and Tribal Nations Action Plan and formalised our community consultation processes, engagement strategy, and grievance mechanisms. A revised Stakeholder Mapping Plan was also completed to better identify and engage with key stakeholders.
- **Internal development:** Initiatives focused on enhancing our internal culture and employee engagement, including the formation of Employee Resource Groups, the introduction of a Volunteer Day policy with paid leave, formalisation of employee performance review processes, and developing diversity tracking metrics. We also improved our Health and Safety (H&S) programs and completed SCATS[1] consultations.
- **Governance enhancements:** We strengthened our governance framework by updating data security policies, developing a Risk Policy and refining our Risk Register, and establishing a 24/7 Whistleblower reporting hotline. Additionally, we implemented Anti-Bribery and Corruption (ABC) training. We began efforts to enhance our sustainability strategy and reporting framework by conducting a materiality assessment and evaluating alignment with IFRS Standards.
- **Environmental initiatives:** In response to community concerns, we incorporated feedback into our TSM Water Stewardship Plan, particularly regarding water use for fugitive dust control. We also developed a Climate Resiliency Plan and identified initiatives to reduce carbon footprint in our operational phase, including exploring recycling alternatives and reviewing low-carbon building supplies. Other environmental efforts included reclamation and invasive plant management efforts, and development of EHSS training programs for contractors and new hires, including Tiehm's Buckwheat, Cultural Resources, and Raptor protection measures.

Continuous improvement and future focus

As we move forward, we remain focused on completing ongoing initiatives such as analysing opportunities in the global supply chain to enforce UN SDGs and other frameworks as well as exploring further reductions in embodied carbon through sustainable building materials and fuel use.

1 Nevada SCATS provides high quality safety and health consultation services focusing on the prevention of injuries and illness.

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Strong governance  Ioneer views strong governance practices as essential to our company’s success and sustainability. Our governance framework ensures that we build trust with our stakeholders by operating with integrity, transparency, and strict adherence to applicable regulations.  Corporate governance and integrity  Ioneer has an established Corporate Governance framework with delineated roles and responsibilities for the Board  and its committees, Executive leadership team, senior management, and other employees. This framework has been defined in accordance with the ASX Corporate  Governance Council’s Principles and Recommendations.  Our Board of Directors and Committees  Our Board of Directors (the Board) has ultimate responsibility for the Company’s business strategy and performance. In doing so, our Board not only takes our employees’ and organisation’s interests into consideration, but also those of our stakeholders and the communities in which we operate. The Board also reviews the procedures and practices employed in relation to health, safety, and the environment and assesses their adequacy.  To support the Board in its governance role, four standing committees have been established to provide advice and recommendations to assist the Board to discharge its responsibilities:  the Audit & Risk Committee;  the Nomination & Remuneration Committee;  the Project Execution Committee; and  the Environmental, Health, Safety & Sustainability  Committee.  Each Committee operates under a written charter approved by the Board, setting out the roles and responsibilities of the Committees.  ioneer  16

 As of September 2024, the Board consisted of six members, the majority of whom have been assessed by the Board as independent.  James D. Calaway  Executive Chair  Appointed: Apr 2017  Chair: Board  Member: EHSS Committee  Alan Davies  Independent non-executive director  Appointed: May 2017  Chair: Nominations & Remuneration Committee  Member: Audit & Risk Committee, and Project Execution Committee  Rose McKinney-James  Independent non-executive director  Appointed: Feb 2021  Chair: EHSS Committee  Member: Audit & Risk Committee, and Nominations & Remuneration Committee  Bernard Rowe  Managing Director & CEO  Appointed: Aug 2007  Member: Project Execution Committee  Stephen Gardiner  Independent non-executive director  Appointed: Aug 2022  Chair: Audit & Risk Committee  Member: Nominations & Remuneration Committee  Margaret R. Walker  Independent non-executive director  Appointed: Feb 2021  Chair: Project Execution Committee  Member: Audit & Risk Committee, and EHSS Committee  Sustainability Report 2024  17

Our Board Skills Matrix assesses the skills, competencies, experience, and diversity of the Board. It identifies gaps for future appointments and supports upskilling through development and training. Our Board members undergo a self-assessment of their knowledge and expertise associated nine categories, rating themselves on a scale of 0 (no experience) to 10 (advanced experience). The below skills matrix outlines the collective mix of the boards standing against those identified categories:  Category Rating  Strategy  Experience at developing, implementing and delivering on strategy.  Senior leadership  Senior leadership experience.  Mining, resources & commodities  Experience in mining and resources with proven expertise in exploration, development, mine production, mineral processing, distribution of resource products, marketing and development of product and/or customer management strategies  Stakeholder management  Experience in socially responsible development and engagement with investors, local communities, First Nations stakeholders, landholders, regulators, government, industry associations, the media and the general public.  Risk management  Experience in the identification, evaluation, assurance, monitoring and review of key business risks.  Technology, cyber security & IT  Experience in software, programming and data sourcing, analytics, enterprise resource planning, maintenance and storage, digital technology, digital marketing, cyber security, social media, emerging technology and technical innovation.  Sustainability & ESG (including climate change)  Experience in health, safety and wellbeing, the workplace environment, environmental management and sustainability, and community and other stakeholder engagement.  Possesses an understanding of the regulatory framework, employer and operator duties,  climate-related threats and opportunities (including climate science, the transition to low carbon economy and public policy), and climate and sustainability-related reporting standards and guidance.  Financial acumen  Experience in accounting and finance, tax, financial statements, assessing financial viability, capital management and financial planning, the preparation of budgets and plans, and funding strategies.  Corporate transactions  Experience in identifying and managing corporate transactions including setting strategic direction, undertaking due diligence and transaction execution. Corporate transactions including debt and equity capital funding, restructuring transactions, and mergers, acquisitions and divestments.  Directors with strong experience Directors with general experience  ioneer  18

Diversity within our Board  At Ioneer, we are dedicated to advancing diversity within our workforce and Board of Directors. We value inclusion and equality across various dimensions, including gender, age, experience, and perspectives, as these factors enrich our culture and talent. Our Diversity Policy affirms our commitment to establishing meaningful, measurable diversity objectives and to reporting progress toward achieving them. In September of 2023, the Board set the following targets toward gender diversity over the next 3 reporting periods:  Our executive leadership team  The Board has delegated responsibility for the day-to-day management of the Company to the Managing Director (MD), and,  through the MD, to executive leadership team and senior management.  James D. Calaway  Role: Executive Chairman  Bernard Rowe  Role: Managing Director  Ian Bucknell  Role: Chief Financial Officer and  Company Secretary  Matt Weaver  Role: Senior Vice President of  Engineering & Operations  Ken Coon  Role: Vice President Human  Resources  Yoshio Nagai  Role: Vice President Commercial Sales and Marketing  Chad Yeftich  Role: Vice President Corporate Development and External Affairs  For more information on our Corporate Governance framework, please refer to our Corporate Governance Statement.  Sustainability Report 2024  19

ioneer

Our corporate policies

Ioneer maintains a comprehensive set of policies that define the expectations for our directors, employees, and supply chain partners. These policies are regularly reviewed by the relevant Board committees to ensure they align with emerging laws, regulations, and best practices. A snapshot of key policies is provided below:

Anti-bribery and Corruption Policy Details Ioneer's responsibilities, and the responsibilities of those working for us or on our behalf, in observing and upholding our position on bribery and corruption.	**Community, Indigenous Peoples and Tribal Nations Policy** Details the Company's commitment to develop mutually beneficial relationships with local communities, Indigenous Peoples and tribal nations through open engagement and active involvement in the areas in which we operate.	**Environmental Policy** Outlines our dedication and commitment toward conserving, respecting, and caring for our environment, and its communities. All employees, contractors, and consultants are expected to abide by the policy and applicable legal requirements and standards in our efforts of protecting our biodiverse environments.
Equal Employment Opportunities and Child Labor Policy Highlights our commitment to provide equal employment opportunities to all employees and applicants for employment without regard to race, color, religion, sex, sexual orientation, gender identity, pregnancy, national origin, age, disability, genetic information, marital status, veteran status or any other basis protected by regulation where the Company operates.	**Harassment in the Workplace Policy** Highlights our zero-tolerance policy for any form of harassment whether sexual or discriminatory in the workplace	**Human Rights Integrated Policy** Developed in alignment with the UN Guiding Principles on Business and Human Rights (UNGPs) and TSM Initiative Indigenous and Community Relationships Protocol to uphold ethical standards and respect human rights across our organisation.
Supplier Code of Ethics Policy Developed to guide our suppliers to operate in a socially responsible manner, fostering long-term benefits for the communities where we operate, building and maintaining trust, and creating value for all stakeholders and rightsholders.	**Whistleblower Policy** Sets out the processes established by Ioneer for reporting unethical or unlawful behavior, and other reportable conduct, its investigation process, and how Ioneer will support and protect persons who make a report under the Policy.	**Diversity Policy** Endeavours to create a diverse work environment in which everyone is treated fairly and with respect and where everyone feels responsible for the reputation and performance of the Company.

Please refer to https://www.ioneer.com/about/corporate-governance/ to view our corporate policies and charters.

Risk oversight

We recognise that effective management of risk is essential for the achievement of our corporate strategy. Our risk management framework aids in identifying, prioritising, and mitigating current and potential risks to the company, such as strategic, governance, people, project, and construction. Environmental and climate change risks are evaluated as a part of governance risks. In addition, emerging risks in each category are monitored due to the potential of massive economic loss. An emerging risk is a risk that is evolving in areas and ways where the body of available knowledge is weak.

To effectively manage these risks, ultimate responsibility for risk management at Ioneer rests with the Board. Each of the Board's standing Committees plays a role in supporting the Board to discharge its responsibilities regarding risk management. The Audit & Risk Committee assists the Board in its oversight of the Company's risk management framework, including the management of material business risks. The risk management framework is regularly reviewed by the Audit & Risk Committee to ensure that it is appropriate to Ioneer's business operations, and in line with the risk appetite set by the Board.

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Sustainability governance  Sustainability is fundamental to our business strategy and governance. The Environmental, Health, Safety,  & Sustainability (EHSS) Committee holds ultimate responsibility for overseeing sustainability efforts.  This Committee monitors performance and risk management in areas including health, safety, well-being, environmental impact (such as climate action and waste management), community and social engagement, human rights, and security. It also reviews commitments to Indigenous rights and engagements.  The EHSS Committee is comprised of the following Board members:  Rose McKinney James (chair)  James D. Calaway  Margaret R. Walker  During the FY2024, the EHSS Committee held four meetings. Details on the topics discussed, qualifications and attendance of EHSS members can be found in the Directors’ Report of the Annual Report. The EHSS Charter is reviewed annually to ensure it remains aligned with the organisation’s evolving needs. Details on the topics discussed can be viewed in the Quarterly Activities Report.  Key items and actions that occurred in FY2024 included advances in permitting environmental compliance activities, community and tribal engagements, the development of Occupational Safety and Health Administration (OSHA)  and Mine Health and Safety Association (MSHA) Safety management plans, Tiehm’s Buckwheat Conservation Center developments, the addition of a 3rd board member to the Committee, and the review and revision of the Committee Charter,  Sustainability-linked remuneration  Ioneer is committed to recognising the achievements and efforts of our Board, executive leadership, senior  management, and employees through a robust remuneration framework. This framework rewards contributions to operational, financial, and ESG objectives while supporting the growth of our leadership team.  Our remuneration framework is based on the following  key principles:  Attract, retain and motivate our employees and leaders by providing remuneration packages that align with shareholder interests, are equitable, and externally competitive;  Provide a remuneration balance weighted towards risk  and return to align with shareholders;  Clearly align short and long-term objectives to financial awards;  Ensure fairness and appropriateness in relation to the performance of the Company and stakeholder expectations;  Grant equity-based remuneration during the Company’s  development phase to conserve cash; and  Comply with all relevant legal requirements.  The Nomination & Remuneration Committee supports the Board in overseeing, guiding, and making recommendations on remuneration matters. All Ioneer employees are  eligible to participate in the short-term incentive plan (STIP) on an annual basis, with performance evaluated against clear goals and objectives set at the start of each fiscal year. Sustainability measures are incorporated  into the STIP. For example, in FY2024, initiatives related to Sustainability, and Environmental Stewardship such as permitting, Tiehm’s buckwheat conservation and  propagation, water stewardships items, and development of sustainability governance structures accounted for 30% of all short-term incentives.  The Capitalize (LTIP) is designed for senior-level roles or critical individual contributors, where performance is assessed against organisational objectives and  targets. Sustainability performance made up 19% in the LTIPs scorecard.  Our approach to business ethics and corruption  At Ioneer, we are committed to ensuring that our workforce,  contractors, and stakeholders embody our dedication to ethical conduct, compliance with laws and standards and sustainable practices. Our Code of Conduct and Anti-Bribery & Anti-Corruption Policy reinforce our  commitment to maintaining the highest levels of integrity and ethical standards throughout our business. These policies, endorsed by the Board and reviewed annually, are mandatory for all contractors, employees, and stakeholders to review and follow.  Additionally, our Supplier Code of Ethics requires our third-party suppliers, contractors, and consultants to  adhere to the same ethical principles while supporting the development and operations of the Rhyolite Ridge Project. We provide formal training on our Anti-Bribery & Anti- Corruption Policy to all new employees, and we require all suppliers and third parties to align with our zero-tolerance stance on bribery and corruption by reviewing and complying with the policy.  Sustainability Report 2024  21

Our people  We are dedicated to creating a workplace where every team member feels valued, safe, and empowered every day. We support career development through on the job learning, training opportunities and skills development. We value all our employees and offer competitive wages and benefits to ensure our talent feels recognised.  Talent attraction, development and  retention  Ioneer recognises the importance of attracting, engaging, and retaining top talent to ensure long-term success and sustainability. We believe that cultivating a corporate culture that encourages excellence and supports employees in achieving their personal and professional development goals is essential for meeting our organisational objectives. This focus is particularly crucial for managing potential challenges related to attracting qualified candidates in  rural areas and mitigating increased attrition.  ioneer  22

We provide fair, competitive, and equitable compensation, including both base and variable pay, to all our employees. Each year, our human resources team reviews employee base salaries to ensure they are competitive within the market and exceed living wage standards. Adjustments are made as needed to align with industry benchmarks and individual performance. As outlined in the “Sustainability- Linked Remuneration” section of this report, all employees are eligible to receive variable compensation through our STIP, with targets based on industry benchmarks and data  from various roles across our organisation. Senior-level roles and key contributors are also eligible to participate in our LTIP. Our employees are not subject to a collective bargaining agreement.  Throughout the reporting period, we concentrated on developing a comprehensive workforce plan that forecasts the required full-time equivalents (FTEs) and roles to support our future operational and strategic growth.  This forecast is carefully designed based on anticipated future workforce needs, enabling us to proactively plan for market demands, support the upskilling of our workforce, and create competitive compensation packages to attract and onboard the necessary talent to fill any identified gaps.  Being a member of a start-up organisation and part of the energy transition can heighten concerns about employment security. To address this apprehension and attract strong talent during our development phase,Ioneer implemented  a three-month notice period. This notice period allows us to support our employees during a start-up period that can be viewed as a time of uncertainty. This bespoke approach also reflects our efforts to understand employee needs as circumstances dictate and balance those needs with the  needs of the business. As the Project progresses and Ioneer operations grow, unique approaches such as this notice period will likely no longer be necessary.  In 2024, we developed a draft Talent Acquisition Plan, which is meant to guide the growth of our team through the future construction and operations phases of the Project. This plan outlines key aspects such as the critical skills required for specific roles, labor supply analysis by jurisdiction, diversity objectives, work schedules, workforce commuting support, resettlement assistance, compensation, team culture, recruitment strategies, and more.  Workforce diversity  In 2023, Ioneer set a gender diversity target for our workforce of 30% for the following three reporting periods. Since 2022, we have exceeded this target, year after year.  Male • Female  Male • Female  Male • Female  Workforce Gender Diversity  2022  Workforce Gender Diversity  2023  Workforce Gender Diversity  2024  57%  43%  54%  46%  55%  45%  In 2024, 66% of our senior managers identified as female.  Sustainability Report 2024  23

Employee engagement  To date, we have conducted two employee engagement surveys, Culture Survey of 2022, and the Pulse Check- in Survey of 2023. The results of each survey have been released to our employees for transparency and have  resulted in the development of our People Pledge, depicted on page 3.  Employee training and upskilling  In 2024, Ioneer concentrated on creating the first draft of our Training & Development Policy to support the Rhyolite Ridge project as it transitions into the construction phase and begins operations. This policy covers key areas such as required job skills and future development needs. Additionally, our annual performance reviews focus on setting development goals for the coming year.  These goals often include participating in training sessions for skill enhancement, fostering future growth, and encouraging continuous education.  In the 2022 Culture Survey, 72% of our staff answered YES, when asked if they are working toward developing skills and abilities on a regular basis within their roles, outlining that they are supported by their teams to allow for professional and personal development.  Health, safety and well-being  Our culture is founded on the core values of inclusion, integrity, collaboration, transparent communication, and a strong drive to deliver innovative results. At Ioneer, we are dedicated to:  Ensuring a healthy and safe workplace for employees, contractors, and business partners to minimise incidents and accidents and eliminate serious injuries.  Fostering a diverse and inclusive work environment that mirrors the communities in which we operate,  supporting equal opportunities for success and growth, and maintaining a zero-tolerance policy for biased or unethical behavior.  The EHSS Committee provides guidance that drives all safety- related processes and practices at Ioneer. This Committee  is responsible for addressing health and safety incidents, system failures, and operational concerns, as well as for the development, review, and approval of safety procedures and policies related to the Rhyolite Ridge project.  ioneer  24

Benefits and well-being  We deeply care for the physical and emotional well-being of our employees. We do so by providing our employees  competitive healthcare benefits, paid time off, and retirement savings investment accounts. All full-time employees are eligible to enroll in group medical, dental, vision, life, and  long-term disability benefits, and for their dependents, beginning on their first day of the month after employment of employment at Ioneer. Our voluntary 401K plan is available to our U.S. based full-time employees, in which Ioneer matches contributions for up to 5% of earnings. Benefits begin the first day of the month after employment.  Through our primary health care provider strong support is provided for virtual, and out-patient mental health and substance abuse disorders. Ioneer’s suite of health and  wellness programs also includes and Employee Assistance Program, through another insurance provider that includes help at no cost for confidential emotional counseling,  work-life solutions, financial resources, identity theft  services, legal guidance and online will preparation.  Per our time-off policy, we offer our full-time employees vacation time based on experience and years of service, in addition to a sick-time package upon hire. Our employees are eligible for a remote working arrangement if agreed upon with the hiring manager or situational circumstances.  Health and safety  Health and safety are critical priorities for Ioneer, essential not only to our organisation but to the entire industry. We are committed to ensuring that all our employees – full-time, part-time, and contract – return safely to their families.  We are pleased to report zero injuries or lost time over the 57,642 hours worked by our full-time employees.  To support this commitment, we have established a Safety Committee composed of members from various departments. We also conduct a series of “lunch and learn” sessions throughout the year, covering topics such as Situational Awareness. In 2024, we began drafting our Safety Management System to document our health and safety protocols, processes, and governance. Additionally, we are developing a Crisis Management program to guide our response to emergency scenarios and ensure prompt, effective action.  Within the reporting year, our employee’s participated in both online and in-person safety-related training sessions equating to over 20 hours. Such topics within these training sessions included:  Working at Heights  Safe Driving  Bloodborne Pathogens  Workplace Violence  Fire Prevention  Corporate Policies (Supply Chain Code of Ethics)  Environmental Awareness and Compliance (incl. Spill prevention and Control, Hazardous Waste, etc.)  Material Handling  2024 health and safety metrics:  20 hours of health and safety related training undergone by our FTEs  0 Lost time  0 Near misses  1 Instance with a contractor requiring medical treatment  1 Instance of property damage (minor scratches to company vehicle)  Prevention of child and forced labor across our value chain  Ioneer firmly condemn any forms of human rights violations,  including modern slavery, child labor, and forced labor, both within our own operations and among our suppliers.  According to our Supplier Code of Ethics, all suppliers are required to adhere to the International Labor Organization’s (ILO) Declaration of Fundamental Principles and Rights  at Work. In accordance with the TSM Guiding Principles, suppliers must not participate in, or support forced or child labor practices.  Sustainability Report 2024  25

Environmental stewardship  The environment and its ecosystems are crucial to sustaining life on Earth. As an organisation, we are dedicated to safeguarding their health, preserving natural spaces, and supporting biodiversity, as outlined in our  sustainability strategy. We are committed to environmental stewardship across all our operations. Our efforts are focused on identifying initiatives to reduce  greenhouse gas emissions, improve energy  efficiency, use water more effectively, and conserve biodiversity throughout the operational phase. We are working to establish the ISO 14001 Environmental Management System for our operation.  Water and effuents  Water and effuents were identified as a material topic to our organisation in 2024, highlighting our critical role in managing current and future risks, opportunities, and  impacts related to water resources. Although the Rhyolite Ridge Project is not yet operational, we are actively planning and enhancing our team’s skills in effective water  stewardship and management. We are integrating advanced water management and efficiency practices into the Project, to maximise recycling while seeking opportunities to minimise our use of water. We recognise that water in Esmeralda County is not only a vital input for our operations  but also a precious resource shared by local communities for  agriculture, flora, fauna, and all that call earth home.  Our EHSS Committee and Operations team oversees our water stewardship practices, facilitating collaboration with local rightsholders and a broad range of stakeholders.  They help forecast future water demands, assess potential impacts from jurisdictional regulations, and stay compliant with federal legislation. Our Operations department, along with the Board and Committee members, work together  to minimise impacts on both surface and groundwater resources and ensure land reclamation meets regulatory standards as outlined in our Environmental Policy.  The Rhyolite Ridge Project is engineered as a zero-discharge facility; meaning no water impacted by our operation will be released to the environment. All water used for processing or that contacts mined materials will be maintained in liners and or engineered containments structures designed, operated and monitored in compliance with State of Nevada and federal regulation. The Project features no evaporation ponds or tailings ponds which minimises our evaporative sources that are typical of other similar operations. Instead, the Spent Ore Storage Facility is designed as a “dry facility,” yet, equipped with liners, seepage collection systems, and leak detection systems to manage and collect precipitation that falls on  the facility. Throughout the Project design, multiple water diversion and management structures are included to divert non-contact water around facilities and minimise volumes of contact water requiring management.  Committed to continuous improvement in water stewardship, our teams strive to enhance water recycling rates, raise awareness about water resource protection, and boost efficiency as part of our annual capital allocation planning.  We assess all water-related impacts, risks, and opportunities annually within in our risk management process, aligning them with our water management plans and Water Pollution Control Permit.  Water-related metrics*:  50% anticipated annual water recycling rate  5 million m3 anticipated annual water consumption  56.8% cooling water  33% crystalline water in final product and spent ore  9.6% evaporative loss  * The above water-related metrics are hypothetical estimates based on a business as usual (“BAU”) scenario for when the project is fully operational.  Biodiversity and land use  Biodiversity and land use have been integrated into Ioneer’s planning process as we are going through our permitting process. Through construction and as we commence mining activities it will be integral to our operations. Mining operations are disruptive by their very nature to natural habitats. Through careful planning and implementation, these effects can be minimised to the maximum extent practicable and mitigated through  thoughtful implementation of state-of-the-art monitoring and reclamation actions. This proactive approach supports long-term operational success and fosters the achievement of Ioneer’s commitment to environmental stewardship and corporate responsibility.  ioneer  26

Sustainability Report 2024

During the planning and permitting phase of the Rhyolite Ridge Project, Ioneer has developed specific measures to avoid, minimise, and compensate for unavoidable project effects to natural resources and biological diversity, in cooperation with federal, state, and local regulatory authorities and land management agencies. Our operations intersect with the habitat of Tiehm's buckwheat, an endangered species listed by the U.S. Department of Fish and Wildlife in January 2023.

The table below provides a summary of the identified actions and the timing of their implementation relative to the Project's life cycle.

Action	Planning	Construction & Operation	Reclamation & Closure
General Baseline Biological Survey and Inventory	x		
Demographic Studies of Tiehm's Buckwheat	x	x	x
Golden Eagle Surveys	x	x	
Bighorn Sheep Monitoring (funding to NDOW)		x	
Water Development Project for Bighorn and other Wildlife (funding to NDOW)		x	x
Spring and Seep Monitoring and Mitigation – provide replacement water for sites impacted	x	x	
Concurrent Reclamation Program		x	x
Enhanced Pollinator Reclamation in critical habitat		x	x
Lighting Management Plan to minimise impacts to pollinators and reduce overall light effects	x	x	x
Lighting Plan Audits		x	
Light monitoring in critical habitat for Tiehm's buckwheat	x	x	
Noise monitoring in Critical Habitat for Tiehm's buckwheat		x	
Dust Monitoring in Critical Habitat for Tiehm's buckwheat		x	
Access Control within Critical Habitat for Tiehm's buckwheat		x	s
Ex-Situ Conservation Planning for Tiehm's buckwheat including seed collection, propagation, transplant studies, and scientific research	x	x	x
Noxious and Invasive Species Control Program Throughout the Project Area			
Insect Pollinator Monitoring in Tiehm's buckwheat critical habitat	x	x	
Bird and Bat Management Plan that includes		x	
Pre-disturbance clearance surveys for Tiehm's buckwheat within critical habitat prior to clearing activities		x	
Securing water resources that for project operations that does not add to existing groundwater uses but replaces them to result in no net increase in water use from Fish Lake Valley		x	

To aid in the conservation of Tiehm's buckwheat, we have established a Conservation Centre dedicated to seed collection and germination efforts, aiming to support population growth within our project area and enhance germination rates.

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Over the reporting year we have:  Collected 11,600 seeds  Cold stratified 1,062 seeds, producing 208 new seedlings  to date, which corresponds to a 20% germination rate  Over the spring season we conducted a Golden Eagle Survey discovering an occupied nest (with an eaglet) within two miles of the Rhyolite Ridge project. Since then, we have developed a one-mile buffer zone around the nest, where no activities of any kind may occur within the zone. Through ongoing monitoring and evaluation, we will ensure that no activities commence within the area until all occupants have left the nest for a set timeframe.  Climate change  We intend to play a key role in global decarbonisation efforts. Lithium, a crucial resource which we aim to produce at our facilities, to support the transition to electric vehicles and sustainable mobility. In line with our sustainability strategy and our goal of achieving Level A status as a TSM partner, we are committed to integrating climate mitigation and adaptation measures across all our offices and facilities.  The Rhyolite Ridge facility will feature a unique closed-loop design for energy optimisation and efficiency. Through our unique electricity generation process, 94% of the electricity produced will be through a steam turbine associated with our on-site sulfuric acid process and waste heat bypass.  The remaining 6% of power will be derived from onsite diesel generators. This near-closed loop system enhances operational resilience, reduces GHG emissions, and decreases our reliance on the local electrical grid.  In 2024, Ioneer conducted a GHG emission quantification exercise to assess emissions from our construction and operational phases. This analysis revealed that most of our  emissions come from the operational processing phase, leading us to explore various decarbonisation strategies for reducing both direct emissions (Scopes 1 and 2) and indirect emissions (Scope 3) in our value chain. Ioneer identified short-term decarbonisation levers with high suitability and readiness such as small-scale carbon capture and storage, and opportunities in development of sustainable supply chains. Medium-term opportunities include alternative fuel for vehicles. These opportunities will help shape our climate plan, which is currently being developed, focusing on high- impact and effective abatement strategies.  Particulate matter is also a critical aspect of our onsite air quality improvement efforts. Vehicle and dust emissions, including SO2 and NOx impact local air quality for residents, communities and ecosystems broadly. The Ioneer EHSS team is evaluating technologies and practices to be integrated into the construction and operational phase of the Rhyolite Ridge Project, with the goal of reducing all emissions.  As we work towards the next steps of building out our climate plan, Ioneer has also identified the importance of integrating climate-related risks into our company risk management framework, and the development of a comprehensive climate resiliency plan to support the construction and operational phases of the project.  Our sustainable procurement strategy will aid in abating indirect emissions (Scope 3) associated with our suppliers and encourage change on a broader scale.  Our EHSS Committee drives our efforts towards climate mitigation and resiliency. The Committee leads Ioneer’s climate resiliency planning and reporting efforts, including alignment with emerging regulations. Ioneer aims to align its reporting frameworks with the International Sustainability Standards Board (ISSB) IFRS S2 – Climate-related Disclosures.  ioneer  28

Partnering with communities  Engaging with local communities and Indigenous Peoples is vital for building trust and transparency, fostering positive relationships between Ioneer and the local communities. Through consistent engagement, we gain a deeper understanding of their needs, concerns, and expectations, ensuring that our projects align with their interests and values. Gaining community support is essential for obtaining and maintaining our social license to operate.  Local communities and indigenous peoples  Our materiality assessment revealed that engagement with indigenous and local communities is a critical aspect of our business. Therefore, we are committed to advancing our relationships with these stakeholders through consultations, fostering trust with transparency and action, and creating shared long-term economic and social value in the communities where we operate. We prioritise supporting the local economic development of local and tribally owned businesses, ensuring that all communities, stakeholders, benefit from the Project’s success.  Through our Stakeholder Engagement Plan, we engage directly with local tribal nations via council meetings, fundraisers, and community events, and indirectly through interactions with the BLM and tribal governments as part of the NEPA review process. Communities are encouraged to use Syntrio, our grievance reporting hotline, as detailed in the Stakeholder Engagement section of our report. Our VP of External Affairs oversees our strategy and governance related to indigenous and local communities, focusing  on consultation, relationship building, employment, and investment opportunities. Grievances are addressed promptly through the TSM grievance mechanism and framework. The VP of External Affairs manages relationships with local communities and tribal nations in accordance with our Community, Indigenous Peoples, and Tribal Nations policy.  We are dedicated to making a meaningful, positive impact through engaging with the communities where we operate. The Rhyolite Ridge Project is located within the territory of the Northern Paiute, and Western Shoshone tribal communities. In 2024, Ioneer actively engaged with Tribal Nations through council meetings, department-specific meetings and scheduled events such as the Inter-Tribal Council of Nevada (ITCN) Tribal Leadership Conference, the Reservation Economic Summit, and the Fallon-Paiute Earth Day event.  Over the course of the reporting year, Ioneer donated health and safety equipment to local community centers and fire departments (e.g. AEDs), in addition to technology such as televisions and video conferencing equipment for use within the community which also allows for remote training and certification for local emergency responders.  Sustainability Report 2024  29

Through consistent engagement with local communities and their elected representatives, four elected government bodies including 3 separate County Commissions provided letters of support for the Rhyolite Ridge Project during the Draft EIS Comment Period in 2024.  Ioneer and Esmeralda County reached a road maintenance agreement whereby Ioneer will be responsible for upgrading and for providing ongoing maintenance of the Project’s access road which is a County owned BLM Right-of-way.  Ioneer also provided resources for an independent expert to conduct an emergency services assessment. The report was finished in early 2024 and outlines strategies and recommendations for how Ioneer can support local emergency responders once construction activities commence.  Ioneer is committed to nurturing the ambitions, education, and professional development of the next generation of leaders who share our vision for global energy transition and decarbonisation. Since 2020, we have invested over $35,000 in scholarships through the Sustainable World Scholarship Program to support high school graduates. In the reporting year, we awarded scholarships to five outstanding  recipients from institutions including Montana Western, Western Welding Academy, University of Nevada Reno, and Hastings College.  Since the Sustainable World Scholarship Program was initiated in 2020, Ioneer has provided scholarships to 13 individuals from nearby communities, and six have  graduated with degrees in their chosen fields which include four bachelor’s degrees, one associate’s degree, and one vocational certificate.  Economic impact  The Rhyolite Ridge Project will not only boost the U.S. supply of critical minerals like lithium and boron but is also expected to revitalise the local economy. Once the Project is fully operational, we anticipate:  Pay US$22.5 million annually in net proceeds on mineral taxes to Esmeralda County, local School districts and the State of Nevada;  Provide 1,346 employment opportunities (direct, indirect  and induces) for local communities;  Supply over US$60.4 million USD in local salaries;  Support local economic development through a total  output of US$579 million; and  Provide charitable donations ranging from US$100,000 to $250,000 annually.  * All metrics above were developed in a medium-case BAU scenario  ioneer  30

GRI content index  Statement of use  ioneer has reported the information cited in this GRI content index for the period of July 1, 2023, to June 30, 2024 with reference to the GRI Standards.  GRI 1 Used GRI 1: Foundation 2021  Universal standards  2021  Disclosure  2021 GRI Standard Number Disclosure Title  GRI 2: General  Disclosures 2021  2-1  Organisational details  Ioneer at a Glance  Headquarters: Nevada, USA  Page 02  GRI 2: General  Disclosures 2021  2-2  Entities included in the organisation’s sustainability reporting  About this Report  Page 01  GRI 2: General  2-3  Reporting period, frequency,  About this Report  Page 01  Disclosures 2021  and contact point  Publication Date: September 18, 2024  GRI 2: General  Disclosures 2021  2-4  Restatements of information  Not applicable  GRI 2: General  Disclosures 2021  2-5  External assurance  Sustainability Report 2024 has not been externally assured  Page 02  Activities and workers  GRI 2: General  Disclosures 2021  2-6  Activities, value chain, and other business relationships  Ioneer at a Glance  Page 02  GRI 2: General  Disclosures 2021  2-7  Employees  Talent Attraction, Development, and  Retention  Page 22  Contextual information:  GRI 2: General  Disclosures 2021  2-8  Workers who are not employees  Location  Page Number  The organisation and its reporting practices  Sustainability Report 2024  31

2021 GRI Standard  2021  Disclosure Number  Disclosure Title  Location  Page Number  Governance  GRI 2: General  Disclosures 2021  2-9  Governance structure and composition  Corporate Governance and Integrity  For more information on our governance structure, please refer to our Corporate Governance Statement  Pages 16-21  structure, please refer to our Corporate  Disclosures 2021  remuneration  2-10  Nomination and selection of the  highest governance body  Corporate Governance and Integrity  2024 Annual Report  GRI 2: General  2-11  Chair of the highest  Corporate Governance and Integrity  Page 16  Disclosures 2021  governance body  For more information on our governance structure, please refer to our Corporate Governance Statement  GRI 2: General  Disclosures 2021  2-12  Role of the highest governance body in overseeing the management of impacts  Corporate Governance and Integrity  For more information on our governance  Pages 16-17  Governance Statement  GRI 2: General  Disclosures 2021  2-13  Delegation of responsibility for managing impacts  Sustainability Governance  Page 21  GRI 2: General  2-14  Role of the highest governing  Sustainability Governance  Disclosures 2021  body in sustainability reporting  https://www.ioneer.com/wp-content/ uploads/2024/06/12.-INR-EHSS-Committee- Charter-May-2024.vF_.pdf   GRI 2: General  2-15  Collective knowledge of the  Corporate Governance and Integrity  Disclosures 2021  highest governance body  For more information, please refer to our Corporate Governance Statement  GRI 2: General  Disclosures 2021  2-16  Commincations of Critical Concern  Corporate Governance and Integrity  GRI 2: General  2-17  Collective knowledge of the  Corporate Governance and Integrity  Disclosures 2021  highest governance body  For more information, please refer to our Corporate Governance Statement  GRI 2: General  2-18  Evaluation of the performance of  Corporate Governance and Integrity  Disclosures 2021  the highest governance body  For more information, please refer to our Corporate Governance Statement  GRI 2: General  2-19  Remuneration policies  Sustainability-linked Remuneration  Disclosures 2021  For more information, please refer to Annual Report (Director’s Report on Remuneration)  GRI 2: General  2-20  Process to determine  Sustainability-linked Remuneration  For more information, please refer to Annual Report (Director’s Report on Remuneration)  ioneer  32

 2021  Disclosure  2021 GRI Standard Number  Disclosure Title  Location  Page Number  Strategy, policies and practices  GRI 2: General 2-21  Disclosures 2021  N/A  GRI 2: General 2-22  Disclosures 2021  Statement on sustainable development strategy  Message from the Leadership Team  Pagse 06-07  GRI 2: General 2-23  Policy commitments  Our Corporate Policies  Pages 20-21  Disclosures 2021  Risk Oversight  Our Approach to Business Ethics and Corruption  GRI 2: General 2-24  Disclosures 2021  Embedding policy commitments  Our Corporate Policies  GRI 2: General 2-25  Processes to remediate  Stakeholder Engagement  Pages 08-15  Disclosures 2021  negative impacts  Risk Oversight  GRI 2: General 2-26  Mechanisms for seeking advice  Stakeholder Engagement  Pages 08-15  Disclosures 2021  and raising concerns  Risk Oversight  GRI 2: General 2-27  Disclosures 2021  Compliance with laws and regulations  Zero cases of instances of non-compliance  GRI 2: General 2-28  Disclosures 2021  Membership associations  Not applicable  Stakeholder engagement  GRI 2: General  Disclosures 2021  2-29  Approach to stakeholder engagement  Stakeholder Engagement  Pages 09-11  GRI 2: General  Disclosures 2021  2-30  Collective bargaining agreements  Not applicable  Disclosures on material topics  GRI 3:  Material Topics 2021  3-1  Process to determine material topics  Our Material Topics  Pages 12-13  GRI 3:  Material Topics 2021  3-2  List of material topics  Our Material Topics  Page 12  Sustainability Report 2024  33

 Topic-specific disclosures  2021  Disclosure  2021 GRI Standard Number Disclosure Title  Location  Page Number  Priority topic: energy and emissions  Emissions 2016  Emissions  GRI 3:  3-3  Management of material topics  Our Material Topics  Pages 22-30  Material Topics 2021  Climate Change  GRI 305:  Emissions 2016  305-1  Direct (Scope 1)  GHG emissions  Please note that the Rhyolite Ridge project is currently not operational. Hence, we  are not monitoring our greenhouse gas emissions. We will report our emissions inventory once we start operations  GRI 305:  Emissions 2016  305-2  Energy indirect (Scope 2)  GHG emissions  Please note that the Rhyolite Ridge project is currently not operational. Hence, we  are not monitoring our greenhouse gas emissions. We will report our emissions inventory once we start operations  GRI 305:  Emissions 2016  305-3  Other indirect (Scope 3)  GHG emissions  Please note that the Rhyolite Ridge project is currently not operational. Hence, we  are not monitoring our greenhouse gas emissions. We will report our emissions inventory once we start operations  Page 28  GRI 305:  Emissions 2016  305-4  GHG emissions intensity  Climate Change  Page 28  GRI 305:  305-5  Reduction of GHG emissions  Climate Change  Page 28  Please note that the Rhyolite Ridge project is currently not operational. Hence, we  are not monitoring our greenhouse gas emissions as well as impact of emissions reduction initiatives. At this stage, we are working to create a decarbonisation  plan, to be implemented in the operational phase. A high-level snapshot of our planned initiatives is provided  ioneer  34

Water  GRI 3:  3-3  Management of material topics  Our Material Topics  Pages  Material Topics 2021  Water and Effluents  12-13, 26  GRI 303: Water and  Effluents 2018  303-1  Interactions with water as a shared resource  Water and Effluents  Page 26  GRI 303: Water and  Effluents 2018  303-5  Water consumption  Water and Effluents  Page 26  Biodiversity  GRI 304:  3-3  Management of material topics  Our Material Topics  Pages 12-13,  Biodiversity 2016  Biodiversity and Land Use  26-27  GRI 304:  Biodiversity 2016  304-2  Significant impacts of activities, products and services on biodiversity  Biodiversity and Land Use  Pages 26-27  Employment  GRI 3:  3-3  Management of material topics  Our Material Topics  Pages 12-13,  Material Topics 2021  Our People  22-25  GRI 401:  Employment 2016  401-1  New employee hires and employee turnover  Talent Attraction, Development,  and Retention  Pages 24-25  GRI 401:  Employment 2016  401-2  Benefits provided to full-time employees that are not provided to temporary or part time employees  Health Safety and Well-Being  Pages 24-25  Training and education  GRI 3:  3-3  Management of material topics  Our Material Topics  Pages 12-13,  Material Topics 2021  Our People  Pages 22-25  GRI 404: Training and Education 2016  404-1  Average hours of training per year per employee  Talent Attraction, Development,  and Retention  Pages 12-13,  and 22-25  2021  Disclosure  2021 GRI Standard Number Disclosure Title  Location  Page Number  Priority topic: water and effluents  Priority topic: biodiversity and land-use  Priority topic: talent retention, development and attraction  Sustainability Report 2024  35

 GRI 3:  Material Topics 2021  3-3  Management of material topics  Our Material Topics  Health, Safety, and Well-being  Pages 24-25  GRI 403:  403-1  Occupational health and safety  Health, Safety, and Well-being  Pages 24-25  Occupational Health  management system  and Safety 2018  GRI 403:  403-4  Worker participation,  Health, Safety, and Well-being  Pages 24-25  Occupational Health  consultation, and  and Safety 2018  communication on occupational  health and safety  GRI 403:  403-5  Worker training on  Health, Safety, and Well-being  Pages 24-25  Occupational Health  occupational health and safety  and Safety 2018  GRI 403:  403-9  Work-related injuries  Health, Safety, and Well-being  Pages 24-25  Occupational Health  and Safety 2018  GRI 403:  403-10  Work-related ill health  Health, Safety, and Well-being  Pages 24-25  Occupational Health  and Safety 2018  2021  Disclosure  2021 GRI Standard Number  Disclosure Title  Location  Page Number  Priority topic: local community  Local Communities  GRI 3:  Material Topics 2021  3-3  Management of material topics  Our Material Topics Partnering with Communities  Pages 12-13,  29-30  GRI 413: Local  Communities 2016  413-1  Operations with local community engagement, impact assessments, and development programs  Partnering with Communities  Pages 12-13,  29-30  Occupational health and safety  ioneer  36

Sustainability Report 2024

Corporate directory

Directors

James D. Calaway	Executive Chair
Bernard Rowe	Managing Director
Stephen Gardiner	Non-Executive Director
Alan Davies	Non-Executive Director
Rose McKinney-James	Non-Executive Director
Margaret R. Walker	Non-Executive Director

Company Secretary

Ian Bucknell

Offices

Sydney (Registered Office)

Level 16, 213 Miller Street
North Sydney NSW 2060
Australia

Telephone: +61 (2) 9922-5800
Website: www.ioneer.com
Email: info@ioneer.com

Reno

9460 Double R Blvd.
Suite 200
Reno Nevada 89521
United States of America

Share Registrar

Boardroom Pty Limited
Grosvenor Place
Level 12, 225 George Street
Sydney NSW 2000

Telephone: 1300 737 760

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ioneer